ReliaStar Life Insurance Company
Separate Account N

ING Advantage^SM (Prospectus No. PRO.100209-04)
ING Advantage Century^SM (Prospectus No. PRO.100207-04)
ING Advantage Century Plus^SM (Prospectus No. PRO.100208-04)

Supplement dated November 3, 2004 to the
Contract Prospectus and Statement of Additional Information, each dated May 1, 2004,
as supplemented on August 4, 2004, August 18, 2004 and October 29, 2004

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Statement of Additional Information. You should read this Supplement along with the current Contract Prospectus and Statement of Additional Information (SAI).

1. Effective November 8, 2004, the name of ING MFS Global Growth Portfolio will change to ING Oppenheimer Global Portfolio. Accordingly, effective November 8, 2004, all references to ING MFS Global Growth Portfolio in the Contract Prospectus and SAI are replaced with ING Oppenheimer Global Portfolio.

2. The information for the ING MFS Global Growth Portfolio appearing in the Fund Expense Table on page 8 of the Contract Prospectus is deleted and replaced with the following to reflect the change in fund name effective November 8, 2004 and changes in fund fees and expenses effective December 1, 2004.

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING Oppenheimer Global Portfolio (Initial Class) [21]	0.60%	--	0.06%	0.66%	--	0.66%

3. The Footnotes to "Fund Expense Table" beginning on page 10 of the Contract Prospectus are amended by adding the following footnote:

(21) Effective December 1, 2004, the administrative fees have been restated to reflect a decrease from 0.60% to 0.06% for ING Oppenheimer Global Portfolio.

4. The information for ING MFS Global Growth Portfolio appearing in Appendix II -- Description of Underlying Funds in the Contract Prospectus is deleted and replaced with the following to reflect changes in fund name, subadviser and principal investment strategies effective November 8, 2004.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. -- ING Oppenheimer Global Portfolio (formerly ING MFS Global Growth Portfolio**)** **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation. Invests mainly in common stocks of companies in the U.S. and foreign countries. Can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets.